Exhibit (j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees

Legg Mason ETF Investment Trust

We consent to the use of our reports dated December 21, 2016 with respect to the financial statements of Legg Mason Developed ex-US Diversified Core ETF, Legg Mason Emerging Markets Diversified Core ETF, Legg Mason US Diversified Core ETF, Legg Mason International Low Volatility High Dividend ETF, and Legg Mason Low Volatility High Dividend ETF, each a series of the Legg Mason ETF Investment Trust, as of October 31, 2016, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

New York, New York

February 16, 2017